Exhibit 12.1
VULCAN MATERIALS COMPANY AND SUBSIDIARY COMPANIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
For the Years Ended December 31
Amounts in Thousands

	2008	2007	2006	2005	2004

Fixed charges:
Interest expense before capitalization credits (1)	$185,176	$53,348	$31,310	$39,080	$42,260
Amortization of financing costs	1,880	249	363	711	611
One-third of rental expense	30,800	27,358	27,240	22,520	16,553

Total fixed charges	$217,856	$80,955	$58,913	$62,311	$59,424

Earnings from continuing operations before income taxes	$75,058	$667,502	$703,461	$480,237	$375,566
Minority interest in earnings (losses) of a consolidated subsidiary	(283)	151	0	0	0
Fixed charges	217,856	80,955	58,913	62,311	59,424
Capitalized interest credits	(14,243)	(5,130)	(5,000)	(1,934)	(1,980)
Amortization of capitalized interest	2,147	2,777	1,241	1,054	839

Earnings before income taxes as adjusted	$280,535	$746,255	$758,615	$541,668	$433,849

Ratio of earnings to fixed charges	1.3	9.2	12.9	8.7	7.3

(1)	Does not include interest cost accrued on FIN 48 (FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109”) liabilities, which are included in our income tax provision for financial statement presentation purposes. The decision to exclude FIN 48 interest cost is primarily based on the fact that such accrued interest is not a current or predictable cash flow item.